Exhibit 20
Ford Credit


   Contact:       Daniel Jarvis
                  Ford Credit
                  313-594-2527
                  djarvis1@ford.com

IMMEDIATE RELEASE


FORD CREDIT ANNOUNCES MOTOWN NOTES INVESTMENT PROGRAM

DEARBORN, Mich., January 31, 2002 -- Ford Motor Credit Company announced today that the Ford Credit Floorplan Master Owner Trust A, a securitization trust administered by Ford Credit, on January 29, 2002, launched its Motown SM Notes program. Motown Notes is an asset-backed extendible commercial paper program for qualified institutional buyers.

The trust consists of a revolving pool of receivables originated by Ford Credit in connection with the purchasing and financing of U.S. dealers' automobile and light truck inventory. The program's initial size is $3 billion, and has been rated A1+ by Standard and Poor's, P1 by Moody's, and F1+ by Fitch.

"This program continues our strategy of ensuring our liquidity through diversified and low cost funding sources," said Ann Marie Petach, Vice President
- Funding Matters and Assistant Treasurer of Ford Motor Credit Company.

The Motown Notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Ford Credit is a wholly owned subsidiary of Ford Motor Company and is the world's largest automotive finance company. Now in its 43rd year, Ford Credit provides vehicle financing in 40 countries to more than 10 million customers and more than 12,500 automotive dealers. More information about Ford Credit can be found at www.fordcredit.com.